UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment 1)

Under the Securities Exchange Act of 1934

CREDIT SUISSE GROUP AG

(Name of Issuer)

Shares par value CHF 0.04 per share*

(Title of Class of Securities)

225401108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

■ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225401108	SCHEDULE 13G	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Olayan International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 225401108	SCHEDULE 13G	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Olayan Investments Company Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 225401108	SCHEDULE 13G	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Competrol Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 225401108	SCHEDULE 13G	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Crescent Luxembourg S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 225401108	SCHEDULE 13G	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Competrol Luxembourg S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 225401108	SCHEDULE 13G	Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS Crescent Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,588,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,588,058
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,588,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12		TYPE OF REPORTING PERSON (See Instructions) OO

INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(l)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G” below).

(2)
If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row  2(b)].

(3)	The third row is for SEC internal use; please leave blank.

(4)	Citizenship or Place of Organization—Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.—Rows (5) through (9) inclusive, and (11)
are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)
Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed  pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12)	Type of Reporting Person—Please classify each “reporting person” according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category	Symbol
Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the   Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.  I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated   thereunder.

GENERAL INSTRUCTIONS

A.
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.
Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.
The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
(a) Name of Issuer: Credit Suisse Group AG

(b) Address of Issuer’s Principal Executive Offices:

Paradeplatz 8
P.O. Box 1
CH 8070 Zurich, Switzerland

Item 2.
(a) Name of Person Filing, (b) Address of Principal Business Office or, if none, Residence, (c) Citizenship, (d) Title of Class of Securities, (e) CUSIP Number

(a)	(1)	Olayan International Limited (“OIL”)

(2)	Olayan Investments Company Establishment (“OICE”)

(3)	Competrol Establishment (“Competrol Establishment”)

(4)	Crescent Luxembourg S.a.r.l. (“CLS”)

(5)	Competrol Luxembourg S.a.r.l. (“Competrol Lux”)

(5)	Crescent Holding GmbH (“Crescent” and, together with OIL, OICE, Competrol Establishment, CLS and Competrol Lux, the “Reporting Persons”)

(b)	(1)	c/o Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110 British Virgin Islands

(2)	c/o Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein

(3)	c/o Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein

(4)	25B Boulevard Royal, Luxembourg, L-2449, Luxembourg

(5)	25B Boulevard Royal, Luxembourg, L-2449, Luxembourg

(6)	Opernring 1/R/709, A-1010 Vienna, Austria

(c)	(1)	British Virgin Islands

(2)	Liechtenstein

(3)	Liechtenstein

(4)	Luxembourg

(5)	Luxembourg

(6)	Austria

(d)	Shares par value CHF 0.04 per share (the “Shares”)

(e)	CUSIP: 225401108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The responses of the Reporting Persons to Rows (9) through (10) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Instruction.   For computations regarding securities which represent a right to acquire an underlying security see
§240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.  Crescent Holding GmbH, one of the Reporting Persons identified in Item 2 of this Statement, is the Reporting Person which acquired legal title to the Shares.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLAYAN INTERNATIONAL LIMITED

By:	/s/ Aziz D. Syriani
Name:	Aziz D. Syriani
Title:	Director

OLAYAN INVESTMENTS COMPANY ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory

COMPETROL ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory

CRESCENT LUXEMBOURG S.A.R.L.

By:	/s/ Khalil Kachicho	/s/ Nabil Moussallem
Name:	Khalil Kachicho	Nabil Moussallem
Title:	Manager	Manager

COMPETROL LUXEMBOURG S.A.R.L.

By:	/s/ Khalil Kachicho	/s/ Nabil Moussallem
Name:	Khalil Kachicho	Nabil Moussallem
Title:	Manager	Manager

CRESCENT HOLDING GMBH

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Managing Director	Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.   1001)